UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42155

Majestic Ideal Holdings Ltd

22/F, China United Plaza
1002-1008, Tai Nan West Street
Cheung Sha Wan
Kowloon, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Resignation of Chief Executive Officer and Independent Directors

In July 2025, the Board of Directors (the “Board”) of Majestic Ideal Holdings Limited (the “Company”) received and accepted the resignation of Ms. Li Suqin (“Ms. Li”) from her position as the director of the Board and chief executive officer of the Company, the resignation of Mr. Tang Chun Fai Billy (“Mr. Tang”) and Mr. Ng Wai Kei Kevin (“Mr. Ng”) from their position as independent directors of the Board, all effective immediately. Each of Ms. Li, Mr. Tang and Mr. Ng resigned for personal reasons and not due to any disagreement with the Company or the Board on any matter relating to the Company’s operations, policies, or practices.

Appointment of Chief Executive Officer and Independent Directors

Effective July 29, 2025, the Board appointed Ms. Jiang Lina (“Ms. Jiang”) as a chief executive officer of the Company and the director of the Board, Mr. Liu Qingxian (“Mr. Liu”) and Mr. Gao Jifeng (“Mr. Gao”) as independent directors of the Board.

In 2000, as the Founder and Chairman of Qizhi Education, Ms. Jiang established the foundation for innovative educational initiatives. She subsequently served as Vice President of Beijing Yueshang Digital Technology Group Co., Ltd. from 2019 to 2021. Since 2021, she has served as Chairman of Wangmao Liquor Group Co., Ltd. Her expertise and insight will enhance the Company’s governance and long-term objectives.

Mr. Liu has experience in design leadership, currently serving as Design Director at Jingce Cultural Creativity (Beijing) Technology Development Co., Ltd. Previously, he was the Design Manager at Jinghuiyuan (Beijing) Enterprise Management Co., Ltd. from 2021 to 2024. His expertise in creative direction will support the Company’s competitive advantage.

Mr. Gao is an expert in supply chain management, currently serving as Supply Chain Director at Zhumuluozhuo (Beijing) Technology Co., Ltd. since 2022. Prior to this, he held the same role at Tianjin Jinjin Youwei International Travel Service Co., Ltd. from 2019 to 2022. His expertise will contribute to the Company’s strategic management.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Majestic Ideal Holdings Ltd

By:	/s/ Li Yuk Yin Judy
Name:	Li Yuk Yin Judy
Title:	Chairman of the Board and Director

Date: July 29, 2025

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